Exhibit 99.2

Annual Meeting of Shareholders

of

PRECISION DRILLING CORPORATION

May 11, 2023

REPORT OF VOTING RESULTS

National Instrument 51-102 – Continuous Disclosure Obligations - Section 11.3

In respect of the Annual Meeting (the "Annual Meeting") of holders of common shares of Precision Drilling Corporation (the "Corporation"), the following sets forth a brief description of each item of business (as more fully described in the Corporation’s Management Information Circular, dated March 29, 2023) which was voted upon at the Annual Meeting and the outcome of the vote:

Description of Matter		Votes For	Percent	Votes Against/ Withheld	Percent
1.	Ordinary resolution to approve the election of the following nominees to serve as the directors of the Corporation for the ensuing year, or until successors are duly elected or appointed: Michael R. Culbert	5,978,402	87.60%	845,985	12.40%
	William T. Donovan	5,596,491	82.01%	1,227,896	17.99%
	Steven W. Krablin	5,562,612	81.51%	1,261,775	18.49%
	Lori A. Lancaster	6,109,265	89.52%	715,122	10.48%
	Susan M. MacKenzie	5,336,522	78.20%	1,487,865	21.80%
	Kevin O. Meyers	5,582,996	81.81%	1,241,391	18.19%
	David W. Williams	5,976,382	87.57%	848,005	12.43%
	Kevin A. Neveu	6,027,384	88.32%	797,003	11.68%
2.	Ordinary resolution to approve the appointment of KPMG LLP as auditors of the Corporation to hold office until the next annual meeting of shareholders at a remuneration to be fixed by the board of directors.	7,009,988	94.82%	383,097	5.18%
3.	Advisory resolution on the Corporation's approach to executive compensation (‘Say-on-Pay’).	4,665,257	68.36%	2,159,129	31.64%